U.S. SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C.  20549

                                FORM 4

             STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

1. Name and address of Reporting Person

   Marianne V. Pastor
   129 Oakwood Drive
   Stafford, VA 22554

2.  Issuer Name and Ticker or Trading Symbol

    Williams Industries, Inc. (WMSI)

3.  IRS or Social Security Number of Reporting Person, if an entity
    (Voluntary)

4.  Statement for Month/Day/Year

     9/19/2002

5.  If Amendment, Date of Original (Month/Year)

     N/A

6.  Relationship of Reporting Person to Issuer (Check all applicable)

     Director
  X  Officer - Title - Vice President
     10% Owner
     Other

7.  Individual or Joint/Group Filing (Check Applicable Line)

 X Form filed by One Reporting Person

 _ Form filed by More than One Reporting Person

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Table I
Non-Derivative Securities Acquired Disposed of, or Beneficially Owned

1.  Title of Security

     Williams Industries, Inc. Common Stock

2.  Transaction Date (Month/Day/Year)

    9/19/2002

2A. Deemed Execution Date, if any (Month/Day/Year)

    N/a

3.  Transaction Code

    Code
      P


4.  Securities Acquired (A) or Disposed of (D)

       Amount    (A) or (D)    Price
        1,000       A          $3.40


5.  Amount of Securities Beneficially Owned
    following reported transaction(s)

     29,400, consisting of:

    a. 25,100
    b.  1,300
    c.  3,000

6.  Ownership Form: Direct (D) or Indirect (I)

    a.  D
    b.  I
    c.  I

7.  Nature of Indirect Beneficial Ownership

    b. Owned by spouse
    c. Held in Trust for a Minor


Table II
Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.  Title of Derivative Security

     Options to Buy

2.  Conversion or Exercise Price of Derivative Security

    A. $4.125
    B. $3.875
    C. $3.875
    D. $3.34
    E. $3.34
    F. $2.78
    G. $5.10

3.  Transaction Date (Month/Year)

    A. Option granted - 5/1/98
    B. Option granted - 1/22/99
    C. Option granted - 1/22/99
    D. Option granted - 1/21/00
    E. Option granted - 1/21/00
    F. Option granted - 1/19/01
    G. Option granted - 6/14/02

4.  Transaction Code

    Code
     N/A

5.  Securities Acquired (A) or Disposed of (D)

    Amount    (A) or (D)    Price

      N/a

6.  Date Exercisable and Expiration Date (Month/Date/Year)

    A. 5/1/99  and 4/30/03
    B. 1/22/00 and 1/21/04
    B. 1/22/00 and 1/21/04
    C. 1/21/01 and 1/20/05
    D. 1/21/01 and 1/20/05
    E. 1/19/02 and 1/18/06
    F. 6/14/03 and 6/13/07

7.  Title and Amount of Underlying Securities

    Williams Industries, Inc. Common Stock

    Amount or Number of Shares -

    A. 3,000
    B. 2,500
    C. 1,000
    D. 1,000
    E. 1,000
    F. 1,000
    G. 1,500

8.  Price of Derivative Security

     n/a

9.  Number of Derivative Securities Beneficially Owned at
    End of Month

     7 options as specified above


10. Ownership Form of Derivative Security: Direct (D) or
    Indirect (I)

    A. I.
    B. D
    C. I
    D. D
    E. I
    F. D
    G. D

11. Nature of Indirect Beneficial Ownership

    A, C, E. By Spouse

Signature of Reporting Person

/s/ Marianne V. Pastor   Date: September 23, 2002
Marianne V. Pastor